BEAR FIGHT LLC

(a Delaware limited liability company)

Form C

Disclosures in Reg CF Offering

February 2, 2026

TABLE OF CONTENTS

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FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Bear Fight LLC
State of Organization	Delaware
Date Company Was Formed	07/08/2022
Kind of Entity	Limited Liability Company
Street Address	400 Vintage Park Drive

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	Suite 140 Zebulon, NC 27597
Website Address	https://www.bearfightwhiskey.com/

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	756,409	1,885,178
Cash & Equivalents	496,632	1,591,097
Account Receivable	68,310	36,826
Short-Term Debt	217,908	102,093
Long-Term Debt	876,000	---0
Revenues/Sales	335,975	382,794
Cost of Goods Sold	359,250	351,106
Taxes Paid	--0	--0
Net Income	(2,119,917)	(348,820)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____X_____

NO   _____

If the Company intends to use an SPV, complete the following:

Name of SPV	Bear Fight SPV LLC
State of Organization	Delaware
Date SPV Was Formed	08/28/2025
Kind of Entity	Limited Liability Company
Street Address	400 Vintage Park Drive Suite 140 Zebulon, NC 27597

NOTE TO INVESTORS ABOUT THE SPV

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Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Bear Fight LLC, the name of the SPV is Bear Fight SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Bear Fight SPV, LLC and Bear Fight SPV, LLC will, in turn, use your money to invest in Bear Fight LLC Hence, Bear Fight SPV, LLC will be reflected as one investor in Bear Fight LLC

Bear Fight LLC believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its ownership table.

Bear Fight SPV, LLC will conduct no business other than to invest in Bear Fight LLC The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Bear Fight SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

All the information about "the Company" in this Form C refers to Bear Fight LLC, not to Bear Fight SPV, LLC unless otherwise indicated.

§227.201(b) – Directors, Officers, and Promotors

Anthony Moniello: Co-CEO

Anthony Moniello is a spirits industry veteran with nine years at Diageo building global icons like Johnnie Walker and Don Julio. He later served as CEO of Creek Water Whiskey, expanding it into 20+ states and international markets. As Co-CEO of Next Century Spirits, he leads brand building, distribution and growth strategy across a portfolio of award-winning spirits.

3-Year Work History

Co-CEO and Director | Bear Fight LLC | October 2022 - Present

Co-CEO | Next Century Spirits | Apr 2021 – Present

Other business experience in the past three years:

Official Member | Rolling Stone Culture Counsel | May 2024 – Present

CEO | Creek Water Whiskey | Apr 2021 – Present

Rob Mason

Rob has over 25 years of experience in brand management at Beam Suntory, Procter & Gamble and Diageo. He has successfully led iconic spirits like Jim Beam, Maker's Mark, Crown Royal, & Johnnie Walker.

3-Year Work History

Co-CEO and Director | Bear Fight LLC | October 2022 - Present

Co-CEO | Next Century Spirits | Apr 2021 – Present

Other business experience in the past three years:

COO | Next Century Spirits | Apr 2021 – Present

Shawn Patterson: Director

Shawn is a growth-focused venture capital and private equity executive with unique blend of operational, strategy and finance skills, and successful experience with leveraged buyouts in both manufacturing and services industries.

3-Year Work History

Director | Bear Fight LLC | April 2023- Present

Managing Partner | Valedor Partners LLC | Jan 2020 – Present

Other business experience in the past three years:

Managing Partner | Valedor Partners LLC | Jan 2020 – Present

Gabriel Macht: Promotor

Gabriel Macht is an accomplished actor, producer and investor best known for his role as Harvey Specter in the hit series Suits, the most-streamed show of 2023. Beyond entertainment, he has built a portfolio of investments across consumer brands and creative ventures, bringing cultural reach and strategic perspective to the team.

3-Year Work History

Investor and Promoter | Bear Fight, LLC | December 2023- Present

Other business experience in the past three years:

 American actor, known for his role as Harvey Specter in the USA Network series Suits (2011–2019)

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§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Next Century Spirits, Inc. holds 82.9% of the Company's total voting power.

Next Century Spirits, Inc. is majority owned by NC Spirits Holdings LLC (65.2%) and Fishbowl Spirits LLC (21.7%).

Entities owned by Matthew Bronfman own 37% of NC Spirits Holdings LLC while entities owned by Steve Lerner own 25%.

§227.201(d) – The Company's Business and Business Plan

Overview of the Business

Bear Fight LLC is a Delaware limited liability company engaged in the development, marketing, and sale of premium American whiskey products in the United States. The Company operates as a brand owner, bottler, and marketer and relies on licensed third-party manufacturers for distillation and aging. Finished products are sold through the traditional three-tier alcohol distribution system, utilizing licensed distributors and retail partners.

The Company's current portfolio consists of American Single Malt and a Kentuck Reserve bourbon products positioned in the premium segment at retail price points generally below $50 per bottle. The Company's strategy focuses on combining differentiated product profiles with accessible pricing to drive repeat purchase and distribution expansion.

Products

The Company currently markets the following products:

- Bear Fight American Single Malt Whiskey – An American single malt whiskey designed to offer a balanced flavor profile intended to appeal to both experienced whiskey consumers and new entrants to the category.
- Bear Fight Kentucky Reserve Bourbon – A bourbon whiskey finished using secondary cask techniques intended to provide additional flavor differentiation within the premium bourbon segment.
- Bear Fight Orchard & Vine Whiskey – A flavored whiskey expression intended to broaden consumer appeal and support trial among consumers seeking lighter or more approachable whiskey options.

The Company anticipates introducing additional SKUs (products) beginning in 2026, subject to regulatory approvals, production capacity, and market demand.

Business Model

The Company generates revenue primarily through the wholesale sale of its products to licensed distributors, who then sell to on-premise (bars and restaurants) and off-premise (retail stores) accounts. Pricing, brand positioning, and product mix are designed to support velocity at retail rather than limited-edition or ultra-premium scarcity strategies.

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Marketing activities are focused on brand awareness, consumer engagement, and distributor support and include digital marketing, public relations, experiential activations, and partnerships with third parties.

Market Context

The global whiskey market is large and competitive, with American whiskey representing a significant and growing segment. Within American whiskey, the American Single Malt category is relatively underdeveloped compared to bourbon and rye but has shown recent growth as consumers seek variety and differentiation. The Company believes that this segment presents an opportunity for brands that can combine recognizable flavor profiles with accessible positioning.

The Company operates in a competitive environment that includes both large, well-capitalized spirits companies and smaller independent brands. Competition is based on brand recognition, pricing, distributor relationships, product quality, and marketing effectiveness.

Growth and Operating Focus

The Company's business plan emphasizes the following operating priorities:

- *Distribution Expansion*: The Company seeks to expand distribution selectively, focusing on states and markets with established whiskey consumption and distributor support. The Company prioritizes velocity and account performance over rapid geographic expansion.
- *On-Premises and Influencer Accounts*: The Company targets on-premises accounts where bartender recommendation and staff advocacy influence consumer trial and brand awareness.
- *Marketing and Brand Investment*: Marketing spend is focused on consumer awareness and brand recognition, with an emphasis on digital channels and earned media rather than large-scale paid advertising.

Competitive Considerations

The Company believes its competitive positioning is influenced by the following factors:

Potential Advantages

- Participation in the American Single Malt category, which remains smaller and less crowded than bourbon.
- Pricing that is generally below the average price of comparable premium American Single Malt products.
- Third-party recognition through spirits competitions and industry reviews.
- Brand marketing partnerships that increase visibility.

Challenges and Limitations

- The Company is an emerging brand with lower brand awareness than established national whiskey brands.
- Marketing and promotional resources are more limited than those of larger competitors.
- Continued growth depends on access to capital, distributor support, and effective marketing execution.

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Target Consumer and Distribution Approach

The Company's products are generally targeted toward adult consumers aged approximately 25–44 who purchase premium spirits but are price-sensitive and value approachability over prestige branding. Distribution efforts prioritize a mix of off-premises retail and on-premises accounts that support brand discovery and trial.

Longer-Term Objectives

Over the next several years, the Company's objectives include increasing distribution, expanding its product portfolio, improving gross margins through scale, and strengthening brand recognition nationally.

§227.201(e) – Number of Employees

The Company currently has 75 employees. That includes employees of our parent company, Next Century Spirits, LLC, who spend some or all their time working for or on behalf of the Company.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen costs, changes in market conditions, and potential disasters that are not covered by insurance. **Review the attached Exhibit A for a more expansive list of potential risks associated with an investment in this Company**.

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§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $10,000. If we have not raised at least the target amount by April 24, 2026 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $5 million maximum.

If we reach our target amount before the offering deadline, we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

PicMii will notify investors when and if the target amount has been raised.

Bonuses:

Time-Based Incentives (<u>Discount applied at time of investing</u>):

Early Bird Bonus: Invest within the first 4 days of this Regulation Crowdfunding offering and receive a 20% discount on share price.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Tier 1: Invest $2,000+ and receive 5% bonus shares.

Tier 2: Invest $5,000+ and receive 10% bonus shares.

Tier 3: Invest $10,000+ and receive 15% bonus shares.

*Investors can only receive one (1) time-based incentive and one (1) amount-based incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonuses share perks because they would be receiving a benefit from their IRA account.

***fractional shares will be rounded up

Perks:

Silver Investor - $1,000

- Private Social Media Community Group

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Strategic Investor - $5,000

- All of the above
- Priority access to future offerings
- Tangible Branded Gift

Anchor Investor - $10,000

- All of the above
- Annual call with Bear Fight's Brand Team
- Facility tour and tasting (later 2026)*

Cornerstone Investor - $20,000

- All of the above
- Priority participation in follow-on financings of Bear Fight
- Paired in person tasting with Gabriel*

*Travel and Accommodation Not Included

Perks are promotional in nature, have no cash value, and do not affect the economic or voting rights of the securities.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering?	$5,000,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____X____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

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§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the Offering as follows:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.90%	$490	4.90%	$245,000
Marketing	45.10%	$4,510	45.10%	$2,255,000
Sales Promotions	25.00%	$2,500	25.00%	$1,250,000
Additional Barrel Financing	25.00%	$2,500	25.00%	$1,250,000
Total	**100%**	**$10,000**	**100%**	**$5,000,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;

- If you decide to invest, press the *Invest Now* button

- Follow the instructions

The minimum amount you can invest in the offering is $200. Investments above the minimum may be made in increments of $100.

As part of the investment process, you will be asked to sign our Subscription Agreement, which is attached as Exhibit B.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on April 22, 2026 (48 hours before the offering deadline).

To cancel your investment, send an email to support@highlander.ai by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the Offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

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§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering Class C Common Units for $100 each. We arrived at the price as follows:

- We believe the enterprise value of the Company may be approximately $20,200,000 based on internal estimates; however, this valuation does not reflect the Company's distribution waterfall, liquidation preferences, phantom equity participation, or other contractual rights that materially affect the value of the Class C Common Units.
- Consequently, we believe that immediately following the Offering, the Company will be worth $20,200,000 plus the amount we raised in the Offering. For example, if we raise the full $5 million, we are trying to raise, we believe the Company will be worth $25,200,000.
- We established the price of the Class C Common Units so that, if the Company were sold for $25,200,000 immediately after the Offering, each Investor would receive a full return of his, her, or its capital.

§227.201(m) – Terms of the Securities

Overview

When you purchase an Investor Share, you will become an owner of the SPV, which is in turn owns Class C Common Units of the Company. Your ownership will be governed by the Delaware Limited Liability Company Act and by two agreements, the Limited Liability Company Agreement of the SPV (the "SPV LLC Agreement") and the First Amended and Restated Limited Liability Company Agreement of the Company dated 09/12/2025 (the "Bear Fight LLC Agreement"). Copies or summaries of each agreement are attached as Exhibits C and D.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

The Company is not required to make distributions. Any distributions of cash from operations ("regular distributions"), if any, will be made solely at the discretion of the Manager, subject to the Company's operating needs, reserves, debt obligations, and applicable law. Investors should not expect regular or periodic cash distributions and may never receive any distributions prior to a sale, liquidation, or other Capital Transaction.

Distributions in connection with a sale of the Company or other Capital Transaction are governed by the Company's Limited Liability Company Agreement, as amended, and are subject to a specific distribution waterfall, as described below.

Illustrative Sale Scenario (for Disclosure Purposes Only)

Assuming solely for illustrative purposes that (i) the Company raises $5,000,000 in this Offering, (ii) the Company is sold immediately thereafter for $25,000,000 in gross proceeds, and (iii) the Company has no outstanding indebtedness or transaction expenses other than approximately $350,000 owed to the Company's parent company, the proceeds of such transaction would generally be distributed as follows, in accordance with the Company's Limited Liability Company Agreement, as amended:

- First, the Company would pay or reserve for transaction expenses and repay outstanding indebtedness, including approximately $350,000 owed to the Company's parent company.
- Second, holders of the Company's Class 1 Preferred Units would receive distributions, pro rata based on their respective capital contributions, until they have received distributions equal to 100% of their unreturned capital contributions (approximately $1,870,900).
- Third, after the return of capital to the Class 1 Preferred Units, holders of Common Units, including Class A and Class C Common Units, would receive distributions, pro rata based on their respective unreturned capital contributions, until such capital contributions have been returned in full.
- Fourth, after the return of capital described above, the remaining proceeds would be distributed to holders of Units outstanding immediately prior to the issuance of the Class C Common Units (excluding Class C Common Units), together with certain phantom equity or contractual profit participation holders designated by the Company, until such parties have received an aggregate of $20,000,000 in distributions, inclusive of amounts received in the prior steps.
- Finally, only after completion of the $20,000,000 catch-up described above would any remaining proceeds be distributed pro rata among all holders of Units, including holders of Class C Common Units, based on their respective ownership of Units.

Under these assumptions and based on the Company's current capital structure and the $25,000,000 illustrative sale price, holders of Class C Common Units would be expected to receive distributions equal to the return of their invested capital but would not participate in the $20,000,000 catch-up distribution, and no proceeds would remain for distribution to Class C Common Units beyond such return of capital.

This example is hypothetical, provided solely for illustrative purposes, and does not reflect actual results. Actual distributions may differ materially based on transaction costs, changes in the Company's capital structure or indebtedness, amendments to the Company's governing documents, or other factors at the time of any sale.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

The Class C Common Units carry no voting rights. Hence, although you will be an indirect owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company.

Right to Transfer

The SPV LLC Agreement generally allows you to transfer Investor Shares to anyone you like, whenever you like. However, there are several practical obstacles to selling your Investor Shares:

● The Manager has the right to impose conditions to ensure the sale of your Investor Shares is legal and will not damage the Company.

● There will be no ready market for Investor Shares, as there would be for a publicly traded stock.

● By law, for a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Terms of Investor Shares and Class C Common Units

Investor Shares (SPV Level)

The terms of the Investor Shares are governed by the Limited Liability Company Agreement of Bear Fight SPV LLC. Generally, those terms may be amended only with the consent of the Manager and Investors holding a majority of the outstanding Investor Shares, except for certain limited amendments that the Manager is permitted to make without Investor consent (such as amendments to cure ambiguities, comply with applicable law or SEC rules, or conform the agreement to the Form C used in this Offering).

Class C Common Units (Issuer Level)

The Class C Common Units are governed by the Limited Liability Company Agreement of Bear Fight LLC, as amended. Under that agreement, amendments that would materially and adversely affect the rights, preferences, or economic interests of the Class C Common Units as a separate class generally require:

• approval of the Company's Board, and

• the consent of holders of a majority of the outstanding Class C Common Units, voting as a separate class.

Other amendments that apply generally to all classes of units, or that do not disproportionately and adversely affect the Class C Common Units, may be approved without a separate Class C class vote, as permitted by the LLC Agreement.

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Investor Considerations

As a result, holders of Class C Common Units do not have unilateral approval rights over amendments to the Company's governing documents, and their rights may be modified, subordinated, or diluted by future amendments approved in accordance with the LLC Agreement.

Other Classes of Securities

The limited liability company interests authorized by the Bear Fight LLC Agreement are as follows:

Class Designation	Number Authorized	Number Outstanding	Voting Rights
Class A Common Units	Unlimited	162,500	Yes
Class B Common Units	Unlimited	0	No
Class C Common Units	Unlimited	0	No
Class W Common Units	Unlimited	0	No
Class 1 Preferred Units	Unlimited	39,500	Yes

Management

Bear Fight LLC is managed by its Board of Representatives. Next Century Spirits LLC is the Manager. The Board holds LLC powers except as reserved/delegated to the Manager. Holders of Class C Common Units do not participate in day-to-day management of the Company, and do not have the ability to direct or control the Manager's decisions.

Voting Rights Generally

Holders of Class C Common Units generally have no voting rights, except as required by applicable law or as expressly provided in the LLC Agreement for matters disproportionately and adversely affecting the Class C Common Units. Class C Common Unit holders do not have the right to vote on ordinary business matters or operational decisions.

Matters Requiring Investor Approval

Under the Company's Limited Liability Company Agreement, holders of Class C Common Units are generally entitled to vote, as a separate class, only on certain limited matters that would disproportionately and adversely affect the economic rights, distribution priorities, or other material terms applicable specifically to the Class C Common Units; and

Approval of such matters typically requires the consent of holders of a majority of the outstanding Class C Common Units, voting as a separate class, together with any additional approvals required under the Limited Liability Company Agreement.

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No Cumulative Voting or Board Representation

Holders of Class C Common Unit:

- do not have the right to elect or appoint managers or directors;

- do not have cumulative voting rights; and

- do not have the right to approve budgets, business plans, or operating decisions.

Issuance of Additional Securities

The Board has the authority, subject to the Limited Liability Company Agreement, to issue additional classes or series of units with rights that may be senior to, pari passu with, or junior to the Class C Common Units with respect to distributions, liquidation rights, or voting rights. Any such issuance may dilute the economic and voting interests of holders of Class C Common Units.

Practical Effect for Investors

As a result of this structure:

- Investors in this Offering should be viewed as passive investors.

- The Board retains broad discretion and control over the Company.

- Investors may have limited ability to influence Company decisions, even on matters that materially affect the value of their investment.

The Class A Common Units and the Class 1 Preferred Units are owned as follows:

	Class A Common Units	*Class 1 Preferred Units*
Next Century Spirits, LLC	162,500	5,000
Fuzzy Endorsements, LLC	0	8,325
Valedor Bear Fight SPV, LLC	0	22,000
BHB Acquisitions III, LLC	0	2,500
Treetops Foundation	0	1,675
TOTAL	162,500	39,500

The right of each class to distributions is described above.

The Company has issued phantom equity to Gabriel Macht pursuant to a Phantom Equity Agreement dated August 23, 2024.

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The phantom equity consists of phantom units representing the economic equivalent of 20% of the Company's Class A Common Units, as of the grant date, subject to vesting and adjustment as provided in the agreement. The phantom units do not represent equity ownership, do not constitute securities, and do not confer any voting rights, governance rights, or ownership interest in the Company.

The phantom units vest over time, with 20% vested as of the grant date and the remaining 80% vesting monthly over a 36-month period, subject to acceleration upon a change in control or certain termination events. Upon vesting, the phantom units entitle Mr. Macht to receive cash payments equal to the distributions that would be payable on an equivalent number of Class A Common Units, if and when such distributions are made by the Company.

Phantom equity payments are payable only when and to the extent distributions are made to holders of Class A Common Units and are paid in cash as an unsecured contractual obligation of the Company. Phantom equity does not participate in tax distributions, does not receive any return of capital, and is subordinate to all creditor claims.

The phantom equity is intended as service-based compensation, and payments made under the arrangement are taxable to Mr. Macht as ordinary income when paid.

Dilution of Rights

Under the Bear Fight LLC Agreement, the Company may create additional classes or series of limited liability company interests, including classes with rights senior to the Class C Common Units with respect to voting, distributions, or liquidation, without the consent of holders of Class C Common Units. Any such issuance could dilute the economic rights of the Class C Common Units and could result in distributions or proceeds being paid to other classes before any amounts are paid to Class C Common Unit holders.

The Company may also sell Class C Common Units for less than Investors are paying in this Offering.

The Persons Who Control the Company

As described above, Next Century Spirits, Inc. controls the Company, subject to "consent rights" of the holders of Class 1 Preferred Units. In turn, Next Century Spirits, Inc. is controlled by NC Spirits Holdings LLC. Entities owned by Matthew Bronfman own 37% of NC Spirits Holdings LLC, entities owned by Steve Lerner own 25%, and others own 38%.

How the Controlling Persons Could Affect You

Decisions made by those who control the Company could affect you in a number of different ways, including these:

- They will make all decisions concerning the Company and its products, including decisions about advertising, pricing, branding, hiring and firing, raising capital, borrowing money, and product distribution.

- They will decide when to make distributions, and how much. You might want the Company to distribute more money, but Mr. Bronfman or Mr. Lerner might decide to keep the money in reserve or invest it back into the business.

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- They will decide when and whether to sell the business, and for how much.

- They could decide to shut the business down.

- They could hire related parties to perform services for the Company and establish rates of compensation higher than fair market value.

- They will decide how much of their own time to invest in the business.

- They could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class C Common Units was determined by the Company in the manner described above.

The Company doesn't expect there to be any reason to place a value on the Class C Common Units in the future unless we raise more capital. If we had to place a value on the Class C Common Units, it would be based on the amount of money the owners would receive if the business were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that those running the Company will do a bad job.

- The risk that those running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you'll be "stuck" in the Company forever.

- The risks that the actions taken those running the Company – including those listed above under "How the controlling Person Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through PicMii Crowdfunding, LLC, which is a "funding portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-246 and the FINRA Organizational ID is 310171.

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§227.201(o) – Compensation of the Funding Portal

PicMii Crowdfunding, LLC will receive a success fee equal to 4.9% of the capital raised in the Offering and a $2,500 listing fee.

PicMii Crowdfunding, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for PicMii Crowdfunding, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

The only material indebtedness of the Company is a $350,000 loan from Next Century Spirits Inc., bearing interest at 8% and due on February 1, 2027.

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $60,000 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company raised $2.37 million in 2023 in an offering conducted under SEC Rule 506, The money was used for marketing.

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Loan of $350,000		Next Century Spirits Inc.	Equity Owner	$350,000

§227.201(s) – The Company's Financial Condition

Liquidity

As of the most recent audited fiscal year (2024), the Company had approximately $497,000 in cash and cash equivalents, compared to approximately $1.59 million in the prior fiscal year. The decrease in cash reflects operating losses, which were primarily driven by significant brand investment. The Company's liquidity position remains constrained, and available cash may not be sufficient to fund operations and growth plans without additional capital.

The Company has historically funded operations through a combination of equity financings, affiliate support, and debt. There can be no assurance that existing liquidity will be sufficient to support the Company's operations for the next 12 months without additional financing.

Capital Resources

The Company's primary capital resources consist of equity contributions from its owners, proceeds from prior private offerings, affiliate loans, and borrowings. As of the most recent fiscal year, the Company had both short-term and long-term indebtedness, including a material convertible loan from Next Century Spirits Inc. The Company expects to continue to require external capital to fund working capital, marketing, inventory production, barrel financing, and general corporate purposes.

This Offering is intended to provide additional capital; however, even if the maximum offering amount is raised, the Company may require additional financing in the future. Such financing may not be available on favorable terms, may be dilutive to existing investors, and may include terms senior to the Class C Common Units.

Historical Results of Operations

For the most recent audited fiscal year (2024), the Company generated approximately $336,000 in revenue and incurred a net loss of approximately $2,100,000. Cost of goods sold exceeded revenues, resulting in negative gross margin. Gross Revenue was reduced by promotional activity in the marketplace. Additionally, the cost of goods for the business was higher in the first three quarters of the year due to utilizing MHW, a full-service partner for licensing, logistics/fulfillment and back-office support, driven by production costs, scale inefficiencies, and promotional activity. Operating expenses, including marketing and equity expense, sales support, overhead, and professional fees, further contributed to the net loss.

The prior fiscal year reflected slightly higher revenues but also delivered a net loss. Marketing investment was the primary driver of the loss, indicating that the Company has not yet achieved a level of scale in Revenues necessary to cover fixed and variable costs. These historical results are not necessarily indicative of future performance.

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Changes and Trends

The Company has experienced declining cash balances, increased reliance on debt and affiliate support, and continued operating losses. Management expects that, absent significant changes in scale, pricing, or cost structure, financial results for fiscal year 2025 will be substantially similar to the most recent fiscal year presented. The Company's future financial performance will depend on its ability to grow revenues, improve gross margins, manage operating expenses, and secure sufficient capital to execute its business plan.

There can be no assurance that favorable trends will develop, that losses will narrow, or that the Company will achieve positive cash flow or profitability.

The Financial Condition of the SPV

The SPV was formed for the sole purpose of facilitating the offering of the Company. It has no assets and no liabilities and will not engage in any business.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit E.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). These reports are available upon request.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at BearFightWhiskey.com no later than 120 days after the end of each fiscal year.

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It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

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